

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2014

Via E-mail
Mr. Neal Allen
President and Chief Executive Officer
Dominovas Energy Corporation
1395 Chattahoochee Ave.
Atlanta, GA 30318

   Re: **Dominovas Energy Corporation**
      Form 8-K
      Filed February 28, 2014
      File No. 0-51736

Dear Mr. Allen:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ A.N. Parker *for*

         H. Roger Schwall
         Assistant Director